UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HAMPTON ROADS BANKSHARES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

409321106
(CUSIP Number)

John Caughey
CapGen Capital Group VI LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,375,584 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,375,584 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,375,584 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2% (2)
14.	Type of Reporting Person (See Instructions) PN
__________
(1)
Does not include any shares of Common Stock (as defined herein) that may be purchased by CapGen Capital Group VI LP (“CapGen LP”) in the Capital Raise (as defined herein) or the 166,937 shares of Common Stock issuable pursuant to the 0.5% Warrant (as defined herein). Includes 333,872 shares of Common Stock issuable pursuant to the 1% Warrant (as defined herein).

(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer (as defined herein) in its Preliminary Proxy Statement on Schedule 14A filed May 21, 2012 (the “Proxy Statement”), and assumes the exercise of the 1% Warrant by CapGen LP for 333,872 shares of Common Stock.

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,375,584 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,375,584 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,375,584 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2% (2)
14.	Type of Reporting Person (See Instructions) OO
__________
(1)
Does not include any shares of Common Stock (as defined herein) that may be purchased by CapGen LP in the Capital Raise or the 166,937 shares of Common Stock issuable pursuant to the 0.5% Warrant. Includes 333,872 shares of Common Stock issuable pursuant to the 1% Warrant.

(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in the Proxy Statement, and assumes the exercise of the 1% Warrant by CapGen LP for 333,872 shares of Common Stock.

3

CUSIP No. 409321106
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,375,584 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,375,584 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,375,584 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2% (2)
14.	Type of Reporting Person (See Instructions) IN
__________
(1)
Does not include any shares of Common Stock that may be purchased by CapGen LP in the Capital Raise or the 166,937 shares of Common Stock issuable pursuant to the 0.5% Warrant. Includes 333,872 shares of Common Stock issuable pursuant to the 1% Warrant.

(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in the Proxy Statement, and assumes the exercise of the 1% Warrant by CapGen LP for 333,872 shares of Common Stock.

4

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 2 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on October 12, 2010 (as amended by Amendment No. 1 filed on December 30, 2010, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 2.              Identity and Background

The second sentence of the first paragraph of Item 2 is hereby amended and restated as follows:

The business address of each of the Reporting Persons is 1185 Avenue of the Americas, Suite 2000, New York, New York 10036.

The third sentence of the fifth paragraph of Item 2 is hereby amended and restated as follows:

The business address of each of the Messrs. Rose, Goldstein, Ludwig and Sullivan is 1185 Avenue of the Americas, Suite 2000, New York, New York 10036.

Item 4.              Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by replacing the third paragraph thereof in its entirety with the following:

On September 30, 2010, pursuant to the terms of the Investment Agreement, the Letter Agreement and the Assignment and Assumption Agreement, CapGen LP purchased from the Issuer 114,223,775 Shares and warrants to acquire up to 11,770,278 shares of Common Stock (the “Original Investment”) for investment purposes. On December 28, 2010, CapGen LP purchased an additional 36,819,012 Shares pursuant to the Rights Offering Backstop described below under Item 6 (collectively, with the Original Investment, the “Investment”) for investment purposes. In addition, pursuant to the terms of the warrants issued on September 30, 2010, immediately after the closing of the Rights Offering Backstop, the number of shares of Common Stock exercisable pursuant to such warrants automatically increased from 11,770,278 shares to 12,520,215 shares in the aggregate. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Item 4 of the 13D Filing is hereby amended and supplemented by replacing the seventh paragraph thereof in its entirety with the following:

           On April 16, 2012, CapGen LP received approval from the Board of Governors of the Federal Reserve System (the “Fed”) to acquire up to 49.9% of the Common Stock in open market purchases and/or in negotiated transactions with the Issuer on or prior to May 1, 2013. To the extent CapGen LP has not increased its ownership to up to 49.9% of the Common Stock on or prior to May 1, 2013, CapGen LP will be required to seek the approval of the Fed to acquire additional shares of Common Stock. In addition, CapGen LP would need further approvals from the Fed to increase its ownership of Common Stock in excess of 49.9% of the class.

On May 21, 2012, the Issuer announced that its Board of Directors approved a private placement of an aggregate amount of $50,000,000 of the Issuer’s Common Stock to its three largest shareholders, which includes CapGen LP (the “Private Placement”). On such date, the Issuer also announced its intention to conduct a $45,000,000 rights offering (the “2012 Rights Offering”). Each of CapGen LP and the Issuer’s two other largest shareholders (collectively, the “Investors”) has agreed to serve as a standby purchaser of all or a portion of the shares offered but not subscribed for in the rights offering (the “Standby Purchase” and together with the Private Placement and the 2012 Rights Offering, the “Capital Raise”).

On May 21, 2012, prior to the public announcement of the Capital Raise, as described in Item 6 below and elsewhere in this 13D Filing, CapGen LP and the other Investors entered into a Standby Purchase Agreement with the Issuer (the “Standby Purchase Agreement”), whereby, subject to the terms and conditions therein, CapGen LP has agreed to purchase 33,710,394 shares of Common Stock at $0.70 per share in the Private Placement and up to an additional 55,214,285 shares of Common Stock at $0.70 per share in the Standby Purchase, for a total purchase of additional shares of Common Stock in the Capital Raise not to exceed 88,924,679, or 41.2% of the Issuer’s outstanding Common Stock at the conclusion of the Capital Raise. The additional shares of Common Stock being acquired by CapGen LP in the Capital Raise are being acquired for investment purposes and such acquisition is not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  In addition, pursuant to the Standby Purchase Agreement, and subject to the Private Placement and Standby Offering, CapGen LP has agreed not to exercise the rights it receives in the 2012 Rights Offering and is obligated to surrender all of its outstanding warrants.

The foregoing references to and descriptions of each of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement, the Purchase Agreement, the Standby Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement, the Purchase Agreement and the Standby Purchase Agreement, which are attached hereto as Exhibits 2, 3, 4, 5 and 9, respectively, and which are incorporated by reference to this Item 4.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.              Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (1)	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote(1)	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition(1)
CapGen Capital Group VI LP	6,375,584	19.2%	6,375,584	0	6,375,584	0
CapGen Capital Group VI LLC	6,375,584	19.2%	6,375,584	0	6,375,584	0
Eugene A. Ludwig	6,375,584	19.2%	0	6,375,584	0	6,375,584
__________
(1)
Does not include any shares of Common Stock that may be purchased by CapGen LP in the Capital Raise or the 166,937 shares of Common Stock issuable pursuant to the 0.5% Warrant. Includes 333,872 shares of Common Stock issuable pursuant to the 1% Warrant.

(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in the Proxy Statement, and assumes the exercise of the 1% Warrant by CapGen LP for 333,872 shares of Common Stock.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.              Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the following new section immediately following the section thereof entitled “Warrants”:

Standby Purchase Agreement

On May 21, 2012, CapGen LP entered into the Standby Purchase Agreement with the Issuer and the other signatories thereto. Subject to the terms and conditions of the Standby Purchase Agreement, CapGen LP has agreed to purchase from the Issuer, and the Issuer has agreed to sell to CapGen LP, 33,710,394 shares of Common Stock at a price of $0.70 per share of Common Stock in the Private Placement. Taken together with the 37,718,178 additional shares of Common Stock to be issued by the Issuer to the other Investors in the Private Placement, CapGen LP will own approximately 37.5% of the outstanding Common Stock following the completion of the Private Placement. CapGen LP has agreed to surrender the Warrants to the Issuer at the closing of the Private Placement.

In consideration of the fulfillment of CapGen LP’s obligations in connection with the closing of the Private Placement, the Issuer has agreed to pay CapGen LP or its designee a $1,000,000 fee at such closing.

The Standby Purchase Agreement contemplates that the Issuer will conduct the 2012 Rights Offering which will allow its shareholders to purchase up to their full pro rata portion of the Capital Raise at a price of $0.70 per share of Common Stock. The Investors, including CapGen LP, have agreed in the Standby Purchase Agreement, subject to the terms and conditions therein, not to participate in the 2012 Rights Offering, but in lieu of that participation, will serve as standby purchasers of all or a portion of the shares of Common Stock not subscribed for in the 2012 Rights Offering at a price of $0.70 per share of Common Stock in the Standby Purchase. Pursuant to the Standby Purchase Agreement, CapGen LP may not purchase any shares of Common Stock in the Standby Purchase to the extent that such purchase would result in CapGen LP beneficially owning greater than 41.2% of the outstanding Common Stock after giving effect to the Capital Raise. Given this restriction, the number of shares of Common Stock that CapGen LP can purchase as a standby purchaser will depend on the level of participation by the Issuer’s other shareholders in the 2012 Rights Offering, but will not exceed 88,924,679 shares of Common Stock.

The Standby Purchase Agreement includes, among other provisions, the following terms:

Commitment Payment; Expenses. In addition to the payment by the Issuer to CapGen LP of $1,000,000 in return for CapGen LP’s agreement to fulfill its obligations under the Standby Purchase Agreement described above, the Issuer will also reimburse CapGen LP’s fees and expenses incurred in connection with the Capital Raise.

Standstill.  Between the date of the Standby Purchase Agreement and the closing of the Standby Purchase, CapGen LP agrees that neither it nor any of its affiliates will acquire any shares of Common Stock in the open market or otherwise, except as contemplated by the Standby Purchase Agreement.

Closing Conditions.  In addition to customary closing conditions, CapGen LP’s obligations to purchase shares of Common Stock in the Private Placement and the Standby Purchase and to surrender its Warrants are conditioned on the following:

•	shareholder approval of the sale and issuance of Common Stock in the Capital Raise and the other transactions contemplated by the Standby Purchase Agreement;

•
shareholder approval of the amendment to the Articles of Incorporation of the Issuer to reduce the shareholder vote required for certain extraordinary corporate actions under certain circumstances from approval by a two-thirds supermajority to approval by the vote of a majority of the votes entitled to be cast on such transactions;

•	a determination that the Issuer has met certain corporate governance undertakings to add four new independent and qualified directors to the Board of Directors;

•	the delivery of an opinion from KPMG that the Capital Raise will not constitute an “ownership change” within the meaning of Section 283 of the Internal Revenue Code; and

•
each of the other Investors have complied with their obligations to fund the purchase price for the shares of Common Stock they are purchasing in the Private Placement or the Standby Purchase, as applicable, into an escrow account designated by the Issuer.

Closing.  So long as all other conditions have been satisfied, the Private Placement will close by June 30, 2012, unless necessary regulatory and shareholder approvals have not been obtained by that date. The Investors will only invest if all invest. If one of the Investors is unable or unwilling to fund its purchase of Common Stock, the Capital Raise will not close.

Liquidated Damages.  If all of the conditions to the closing of the Private Placement or the Standby Purchase, as applicable, set forth in the Standby Purchase Agreement have been satisfied or waived and CapGen LP has not deposited the aggregate purchase price of the shares of Common Stock to be purchased in the Private Placement or the Standby Purchase, as applicable, into an escrow account designated by the Issuer, CapGen LP shall be required to pay $2,500,000 to the Issuer as liquidated damages for breach of CapGen LP’s obligations under the Standby Purchase Agreement, and shall be deemed to have waived its preemptive rights set forth in the Investment Agreement for a period of nine months, subject to certain exceptions described in the Standby Purchase Agreement.

*   *   *

Item 6 of the 13D Filing is hereby amended and supplemented by replacing the third to last paragraph thereof in its entirety with the following:

The foregoing references to and descriptions of each of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement, the Purchase Agreement, the 1% Warrant, the 0.5% Warrant, the Standby Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, the Letter Agreement, the Assignment and Assumption Agreement, the Purchase Agreement, the 1% Warrant, the 0.5% Warrant and the Standby Purchase Agreement, each of which is attached hereto as Exhibits 2, 3, 4, 5, 6, 7 and 9, respectively, and each of which is incorporated by reference to this Item 6.

Item 7.              Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 8	Joint Filing Agreement, dated May 23, 2012, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig.

Exhibit 9
Standby Purchase Agreement, dated May 21, 2012, by and among Hampton Roads Bankshares, Inc., Carlyle Financial Services Harbor, L.P., CapGen Capital Group VI LP and ACMO-HR, L.L.C. (filed as Appendix A to the Issuer’s May 21, 2012 Preliminary Proxy Statement on Schedule 14A and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2012

CAPGEN CAPITAL GROUP VI LP

By: CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 8	Joint Filing Agreement, dated May 23, 2012, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig.

Exhibit 9
Standby Purchase Agreement, dated May 21, 2012, by and among Hampton Roads Bankshares, Inc., Carlyle Financial Services Harbor, L.P., CapGen Capital Group VI LP and ACMO-HR, L.L.C. (filed as Appendix A to the Issuer’s May 21, 2012 Preliminary Proxy Statement on Schedule 14A and incorporated herein by reference).